SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

THE SANDS REGENT

(Name of issuer)

COMMON STOCK, $.10 PAR VALUE PER SHARE

(Title of class of securities)

800091100

(CUSIP number)

Lance Jon Kimmel, Esq.

11693 San Vicente Boulevard

Suite 357

Los Angeles, California 90049

(310) 557-3059

(Name, address and telephone number of person authorized to receive notices and communications)

November 16, 2004

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800091100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robino Stortini Holdings LLC - 14-1881876
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 329,903 shares 8 SHARED VOTING POWER 0 shares 9 SOLE DISPOSITIVE POWER 329,903 shares 10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,903 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 800091100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Stortini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,650 shares 8 SHARED VOTING POWER 329,903 shares 9 SOLE DISPOSITIVE POWER 3,650 shares 10 SHARED DISPOSITIVE POWER 329,903 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,553 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 800091100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles J. Robino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 329,903 shares 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 329,903 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,903 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* IN

The following constitutes amendment No. 2 (“Amendment No. 2”) to the initial Schedule 13D filed by the undersigned (the “Schedule 13D”). Except as specifically amended by this Amendment No. 2, the Schedule 13D, as amended through Amendment No.1, remains in full force and effect.

Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the Securities and Exchange Commission (the “SEC”), as of the date of this Amendment No. 2, each of the Reporting Persons may be deemed to beneficially own 333,553 shares of the Company’s Common Stock. The shares of Common Stock are either held in the name of RSH, Mr. Stortini or SSI Fund, LLC (“SSI Fund”). SSI Fund was merged into RSH effective July 1, 2004, and the shares of the Company’s Common Stock previously held by SSI Fund became assets of RSH. Messrs. Stortini and Robino are the managers of RSH. Each of RSH and Mr. Robino disclaims beneficial ownership of all shares of the Company’s Common Stock held in the name of Mr. Stortini.

The funds used by RSH and SSI Fund to purchase such shares of the Company’s Common Stock came from working capital, cash on hand and brokerage account margin loans. The funds used by Mr. Stortini to purchase such shares of the Company’s Common Stock in his name came from Mr. Stortini’s personal funds. Such shares of the Company’s Common Stock were accumulated through purchases made on the open market between October 1, 2003 and September 15, 2004 and disposed of through sales made on the open market commencing September 28, 2004, at a net average purchase price of $5.31 per share of Common Stock, representing a net aggregate cost of approximately $1,769,562. Other than with respect to the use of brokerage account margin loans for a portion of the purchases by RSH, no part of the funds or other consideration used to purchase such shares of the Company’s Common Stock was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of the Company’s Common Stock.

Item 4 is amended in its entirety to read as follows:

Item 4. Purpose of the Transaction.

In the past, the Reporting Persons believed that the purchase of such shares of the Company’s Common Stock represented an attractive investment and potentially attractive business opportunity. On November 9, 2004, the Company publicly announced that it had agreed to issue 1,120,000 shares of Common Stock in a so-called PIPE offering to certain investors managed by Roth Capital Partners, at $8.25 per share. The Reporting Persons regard this issuance as significantly dilutive, both as a matter of price (the closing price per share of the Company’s Common Stock on such date was $8.79 and the closing price per share on November 17, 2004 was $12.20) and with respect to their percentage ownership in the Company. See Item 5 below.

At current market prices, the Reporting Persons do not believe that the Company’s Common Stock is attractive to buy as an investment at this time. For the foregoing reasons, the Reporting Persons currently regard the Company as not consistent with their current investment strategy for additional net accumulation of stock, and the Reporting Persons are likely to be net sellers of the Company’s common stock.

In addition, discussions between the Reporting Persons and certain principal stockholders of the Company to purchase a significant number of shares from such principal stockholders have not been productive, and preliminary discussions between the Reporting Persons and management of the Company for direct investment in the Company have not proceeded.

However, depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of the Company’s Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may in the future again endeavor to increase their position in the Company through, among other things, the purchase of additional shares of the Company’s Common Stock on the open market or in private transactions, at such time and on such terms as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and actively engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company.

The Reporting Persons continue to evaluate their options with respect to their investment in the Company. The Reporting Persons are supportive of some of the Company’s publicly announced business plans and, if the Company requests, the Reporting Persons remain willing to introduce acquisition or investment opportunities to the Company, involving the Reporting Persons or others. The Reporting Persons would also still consider providing working capital to the Company, as a lender or an investor, depending upon the terms and conditions of such financing.

Depending on various factors, including without limitation, the Company’s financial position and investment strategy, the price levels of the shares of the Company’s Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including without limitation, purchasing additional shares of the Company’s Common Stock, selling some or all of their shares of the Company’s Common Stock or changing their intention with respect to any and all matters referred to in Item 4.

Consistent with the Reporting Persons’ currently more passive role in respect of the Company, neither Mr. Stortini nor Mr. Robino is considering seeking representation on the Company’s Board of Directors at this time.

Item 5 is amended in its entirety to read as follows:

Item 5. Interests in Securities in the Issuer.

(a) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the SEC, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to be the beneficial owner of 333,553 shares of the Company’s Common Stock, constituting (i) 5.8% of the 5,707,904 shares of the Company’s Common Stock outstanding as of November 10, 2004 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which amount does not appear to include the public announced agreement on November 9, 2004 to issue 1,120,000 shares of Common Stock and (ii) 4.9% of the Company’s common stock on a pro forma basis, after giving effect to the issuance of the 1,120,000 shares of Common Stock referenced above. Each of RSH and Mr. Robino disclaims beneficial ownership of all shares of the Company’s Common Stock held in the name of Mr. Stortini.

(b) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the SEC, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of 333,553 shares of the Company’s Common Stock, constituting 5.8% of the shares of the Company’s Common Stock outstanding, and 4.9% of the Company’s Common Stock on a pro forma basis, as calculated above. Each of the Reporting Persons may be deemed to share the power to dispose of or to direct the disposition of 333,553 shares of the Company’s Common Stock, constituting 5.8% of the shares of the Company’s Common Stock outstanding, and 4.9% of the Company’s Common Stock on a pro forma basis, as calculated above. Of this amount, Mr. Stortini possesses the sole power to vote or to direct the vote of 3,650 shares of the Company’s Common stock, constituting less than 0.1% of the shares of the Company’s Common Stock outstanding, as calculated above. Mr. Stortini also possesses the sole power to dispose of or to direct the disposition of 3,650 shares of the Company’s Common Stock, constituting less than 0.1% of the shares of the Company’s Common Stock outstanding, as calculated above. Each of RSH and Mr. Robino disclaims beneficial ownership of all shares of the Company’s Common Stock held in the name of Mr. Stortini.

(c) Schedule A hereto lists the transactions effected by each of the Reporting Persons during the 60 days prior to the date of this filing. All the transactions were effected through open market purchases.

(d) None

(e) Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2004	ROBINO STORTINI HOLDINGS LLC

	By:	/s/ Michael Stortini
	Name:	Michael Stortini
	Title:	Manager

/s/ Michael Stortini
Michael Stortini

/s/ Charles J. Robino
Charles J. Robino

SCHEDULE A

TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

A. Transactions by RSH

Number of Shares Purchased and (Sold)	Price Per Share ($)	Transaction Date
(1,100)	8.20	09/28/2004
(625)	8.32	09/28/2004
(1,500)	9.21	11/10/2004
(2,500)	9.55	11/12/2004
(800)	9.66	11/12/2004
(1,000)	9.67	11/12/2004
(1,000)	9.70	11/12/2004
(1,790)	9.75	11/12/2004
(200)	9.77	11/12/2004
(100)	9.78	11/12/2004
(100)	9.79	11/12/2004
(1,000)	9.80	11/12/2004
(98)	9.85	11/12/2004
(1,500)	9.80	11/15/2004
(2,100)	9.90	11/15/2004
(2,100)	10.10	11/15/2004
(2,700)	10.16	11/15/2004
(2,400)	10.25	11/15/2004
(6,000)	10.35	11/15/2004
(1,672)	10.40	11/15/2004
(4,500)	10.46	11/16/2004
(2,900)	10.80	11/16/2004
(2,100)	10.90	11/16/2004
(4,600)	11.10	11/16/2004
(2,800)	11.20	11/16/2004
(17,000)	11.30	11/16/2004
(7,500)	11.35	11/16/2004
(5,400)	11.54	11/17/2004
(5,300)	11.75	11/17/2004
(12,100)	12.00	11/17/2004
(2,000)	12.04	11/17/2004
(15,000)	12.25	11/17/2004
(5,000)	11.50	11/18/2004
(2,700)	11.75	11/18/2004
(5,434)	12.50	11/18/2004
(700)	12.75	11/18/2004
2,000	12.95	11/18/2004
(7,000)	12.95	11/18/2004
(3,000)	13.00	11/18/2004
(2,675)	13.10	11/18/2004
(2,500)	11.20	11/19/2004
(800)	11.57	11/19/2004
(300)	11.58	11/19/2004
1,100	11.95	11/19/2004
(2,500)	11.95	11/19/2004
(200)	11.89	11/22/2004
(800)	12.08	11/22/2004
(1,191)	12.25	11/22/2004

B. Transactions by Michael Stortini

Number of Shares Purchased and (Sold)	Price Per Share ($)	Transaction Date
(600)	10.00	11/15/2004
(100)	11.22	11/18/2004
(100)	11.25	11/18/2004
(1,200)	11.36	11/18/2004
(100)	11.38	11/18/2004

C. Transactions by Charles J. Robino

None